ROPES & GRAY LLP
ONE INTERNATIONAL PLACE
BOSTON, MA 02110-2624
WWW.ROPESGRAY.COM

February 12, 2007	Richard J. McCarthy
617-951-7700
richard.mccarthy@ropesgray.com

Securities and Exchange Commission

Judiciary Plaza

450 Fifth Street, N.W.

Washington, D.C. 20549

Ladies and Gentleman:

Enclosed herewith for filing on behalf of RGIP, LLC (the “Company”) pursuant to the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 17g-1 promulgated thereunder, are the following materials required to be filed with the Securities and Exchange Commission (the “Commission”) pursuant to Rule 17g-1(g) under the 1940 Act: (i) a copy of the crime policy covering the Company to October 1, 2007; (ii) a copy of the unanimous resolutions of the Company’s managing members approving such policies and the portion of the premium to be paid by the Company; and (iii) a copy of the agreement among joint insureds covered governing the criteria by which recoveries under the policies will be allocated among them.

Premiums have been paid through October 1, 2007. The current joint crime policy is in the amount of $5.0 million, which exceeds the amount that would be required if the Company were insured under a separate fidelity bond, as opposed to a joint crime policy.

If you have any questions or need any clarification concerning the foregoing or the enclosed, please call the undersigned at (617) 951-7700.

Please acknowledge receipt of the enclosed materials by stamping the enclosed copy of this letter and returning it in the enclosed postage-paid envelope.

Very truly yours,

/s/ Richard J. McCarthy
Richard J. McCarthy

Enclosures
cc:	R. Bradford Malt
Ann L. Milner
Erik G. Johnston

IMPORTANT

If the certificate holder is an ADDITIONAL INSURED, the policy(ies) must be endorsed. A statement on this certificate does not confer rights to the certificate holder in lieu of such endorsement(s).

If SUBROGATION IS WAIVED, subject to the terms and conditions of the policy, certain policies may require an endorsement. A statement on this certificate does not confer rights to the certificate holder in lieu of such endorsement(s).

DISCLAIMER

The Certificate of Insurance on the reverse side of this form does not constitute a contract between the issuing insurer(s), authorized representative or producer, and the certificate holder, nor does it affirmatively or negatively amend, extend or alter the coverage afforded by the policies listed thereon.

DECLARATIONS
CRIME INSURANCE POLICY
FOR LAW FIRMS

Item 1.	Name of Insured:	Policy Number 8058-8127
Ropes & Gray LLP
	One International Place	FEDERAL INSURANCE COMPANY
	Boston, MA 02110	Incorporated under the laws of Indiana a stock Insurance company herein called the Company

Item 2.	Limits of Liability:

Partner or Employee Theft Coverage	$5,000,000.00
Premises Coverage	$5,000,000.00
Transit Coverage	$5,000,000.00
Depositors’ Forgery Coverage	$5,000,000.00

Item 3.	Deductible Amounts:

(A)	Money and Securities	$35,000.00
(B)	Other Property	$35,000.00
(C)	Money and Securities and Other Property of Employee Benefit Plans	$0.00’

Such deductible amounts shall not be cumulative. The maximum deductible amount applicable to any loss of Money, Securities and other property shall not exceed the largest deductible amount set forth above.

Item 4.	Territory:

Worldwide

Item 5.	Employee Benefit Plans included as Insureds;

Ropes & Gray Pension Plan and Ropes & Gray Retirement Savings Plan and any Employee Benefit Plan sponsored or maintained by the Insured, or for which the Insured is a fiduciary or handles employee benefit plan funds or other property, regardless of whether the insured is required to be bonded under the Employee Retirement Security Act of 1974, as amended.

Item 6.	Policy Period:	From 12:01 a.m. on October 1, 2005 to 12:01 on the effective date of termination of this policy.

Item 7.	Endorsements Effective at Inception:

Refer to Schedule of forms Attached

Item 8.	Termination of Prior Bonds or Policies:

8058-8127 (October 1, 2004 - October 1, 2005)

In Witness Whereof, the Company issuing this policy has caused this policy to be signed by its Authorized Officers, but it shall not be valid unless also signed by a duty Authorized Representative of the Company.

FEDERAL INSURANCE COMPANY

Secretary	President

08/14/2006
Date	Authorized Representative

Form 14-02-0042 (Rev. 12/88)	Page 1 of 13

THIS PAGE INTENTIONALLY LEFT BLANK

Form 14-02-0042 (Rev. 12/88)

Depositors’ Forgery Coverage- Insuring Clause 4 (continued)		(C)	any payroll check, payroll draft or payroll order made or drawn by the Insured payable to bearer as well as to a named payee and endorsed by anyone other than the named payee without authority of the payee.

For purposes of this Insuring Clause mechanically reproduced facsimile signatures shall be treated the same as handwritten signatures.

If the Insured or the Insured’s bank of deposit, at the request of the Insured, shall refuse to pay any of the foregoing instruments made or drawn as set forth above alleging that the instruments are forged or altered, and this refusal shall result in suit being brought against the Insured or bank to enforce payment and the Company shall give its written consent to the defense of the suit, then any reasonable attorneys’ fees, court costs or similar legal expenses incurred and paid by the Insured or bank in defense shall be considered a loss under this Insuring Clause, and the liability of the Company for such loss shall be in addition to any other liability under this Insuring Clause.

Coverage under this insuring clause shall also include any such loss sustained by any partner of the Insured.

If, at the Insured’s request, the Company waives any rights it may have against the bank upon which the instrument was drawn, the Insured and the bank shall assign to the Company all of their rights against any other person, firm or corporation.

Section 2. Exclusions	2.1	Coverage under this policy does not apply to:
(A)

loss due to war (whether or not declared); civil war, insurrection; rebellion or revolution; military, naval or usurped power; governmental intervention, expropriation or nationalization; or any act or condition incident to any of the foregoing;

		(B)	loss involving the cost of reproducing any information contained in any lost or damaged manuscripts, records, accounts, microfilms, tapes or other records;

		(C)	any expenses incurred by the Insured in establishing the existence or the amount of any loss covered under this policy;

		(D)	loss of income not realized by the Insured as the result of any loss covered under this policy;

		(E)	loss of trade secrets, confidential processing methods or other confidential information of any kind;

		(F)	fees, costs or expenses incurred or paid by the Insured in prosecuting or defending any legal proceeding or claim (other than legal proceedings covered under Insuring Clause 4) whether or not such proceeding results or would result in a loss recoverable under this policy;

		(G)	loss due to errors or omissions, including those occurring in the performance of legal services;

		(H)	loss arising from the giving of any legal advice or opinion, whether or not given in good faith;

		(I)	loss unless reported and proved in accordance with Section 4.5 hereof;

Form 14-02-0042 (Rev. 12/88)	Page 3 of 13

Section 2. Exclusions (continued)		(F) (G)	due to forgery; of or to Money, Securities or other property while in the mail or in the custody of a carrier for hire other than an armored motor vehicle company;

		(H)	of or to Money, Securities or other property while in the custody of any bank, trust company, similar recognized place of safe deposit, armored motor vehicle company or any person who is duly authorized by the Insured to have custody of the property unless the loss is in excess of the amount recovered or received by the Insured under (1) the Insured’s contract, if any, with, or insurance carried by, any of the foregoing or (2) any other insurance or indemnity in force which would cover the loss in whole or in part, in which case this policy shall cover only such excess;

		(I)	due to nuclear reaction, nuclear radiation or radioactive contamination or to any act or condition incident to any of the foregoing; or

		(J)	of or to Money, Securities or other property as a result of kidnap/ransom or other extortion payments (as distinguished from the proceeds of a Robbery) surrendered to any person as a result of a threat to do (1) bodily harm to any person or (2) damage to the Premises or other property owned by the Insured or held by the Insured in any capacity.

	2.4	Coverage under Insuring Clause 4 does not apply to loss through forgery or alteration of, on, or in:

		(A)	any instrument, if such forgery or alteration is committed by any partner or Employee or by any person in collusion with any partner or Employee; or

		(B)	any registered or coupon obligations issued or purported to have been issued by the Insured or any coupons attached thereto or detached therefrom.
Section 3. General Conditions

Ownership	3.1	The Company’s liability under this policy shall apply only to Money, Securities and other property which is :

		(A)	owned by the Insured;

		(B)	owned by others, but for which the Insured is legally liable;

		(C)	owned by others and held by the Insured in any capacity, whether or not the Insured is liable; or

		(D)	held by a partner for or on behalf of a person, firm, corporation or organization who or which has engaged such partner, individually, to perform legal services.

Provided, however, that the Company shall not be liable for damage to the Premises unless the insured is the owner or is liable for such damage.

Form 14-02-0042 (Rev. 12/88)	Page 5 of 13

Section 3. General Conditions (continued)

Liability for Prior Losses	3.6	The liability of the Company for loss sustained prior to (1) the effective date of this policy or (2) the effective date additional Insureds or coverages are subsequently added, is subject to the following:

		(A)	the Insured or some predecessor in interest of the Insured carried some other bond or policy (other than a fidelity bond or policy, with respect to such loss under Insuring Clause 4) which, at the time such loss was sustained afforded on or at the Premises at which the loss was sustained or on the person or persons (whether Employee(s) of the Insured or not) causing the loss, some or all of the coverage of the Insuring Clause of this policy applicable to the loss; and

		(B)	such prior coverage and the right of claim for loss thereunder continued under the same or some superseding bond or policy without interruption from the time the loss was sustained until the date specified in (1) or (2) above; and

		(C)	the loss shall have been discovered after the expiration of the time for discovery of such loss under the last such bond or policy.

		The liability of the Company with respect to such loss shall not exceed the amount which would have been recoverable under the coverage in force at the time the loss was sustained, or the amount recoverable under the Insuring Clause of this policy applicable to the loss, whichever is smaller.

Alteration	3.7	No change in or modification of this policy shall be effective except when made by written endorsement signed by an authorized representative of the Company.

Section 4. Provisions Affecting Loss Settlement

Limits of Liability	4.1

The payment of any loss under this policy shall not reduce the liability of the Company for other losses; provided, however, that the maximum liability of the Company shall not exceed the dollar amount, set forth in Item 2 of the Declarations, “Limits of Liability”.

		(A)	applicable to Insuring Clause 1 for any loss or losses caused by any partner(s) or Employee(s) or in which any partner(s) or Employee(s) is (are) concerned or implicated, either resulting from a single act or any number of such acts, regardless of when, during the period of this policy or prior thereto, such acts occurred;
		(B)

applicable to Insuring Clause 2 or 3, for any loss or losses resulting from any one casualty or event (all losses resulting from an actual or attempted fraudulent or dishonest act or series of related acts at the Premises or Banking Premises whether committed by one or more persons shall be deemed to be one casualty or event); or

Form 14-02-0042 (Rev. 12/88)	Page 7 of 13

Section 4. Provisions Affecting Loss Settlement

Notice-Proof- Legal Proceedings (continued)		At the Company’s request, the Insured shall submit to examination by the Company, subscribe the same under oath if required and produce for the Company’s examination all pertinent records at such reasonable times and places as the Company shall designate, and shall cooperate with the Company in all matters pertaining to any loss or claim.

Valuation	4.6	In no event shall the Company be liable for more than:

		(A)	the actual market value of lost, damaged or destroyed Securities at the close of business on the business day immediately preceding the day on which the loss is discovered, or for more than the actual cost of replacing the Securities, whichever is less;

		(B)	the cost of blank books, pages, tapes or other blank materials to replace lost or damaged books of account or other records;

		(C)	the actual cash value at the time of loss of other lost, damaged or destroyed property or for more than the actual cost of repairing or replacing the property with property of similar quality and value, whichever is less; or

		(D)	the United States dollar value of a foreign currency based on the free currency rate of exchange in effect on the day any loss involving foreign currency is discovered.

Recoveries	4.7	If the Insured shall sustain any loss covered by this policy, all recoveries (except from suretyship, insurance, reinsurance or indemnity taken by or for the benefit of the Company) made after the loss, less the actual cost of recovery, shall be distributed as follows:

		(A)	if the loss is not subject to a deductible, the Insured shall be fully reimbursed from such recoveries for the amount of the loss which exceeds the amount of coverage provided by this policy and any balance shall be applied to the reimbursement of the Company;

		(B)	if the loss is subject to a deductible, the insured shall be reimbursed from such recoveries for any loss which exceeds the amount of coverage provided by this policy less the deductible amount, any balance shall be applied to reimbursement of the Company to the extent of its loss and any remainder paid to the Insured. If there is no excess loss the total recoveries shall be distributed first in reimbursement to the Company to the extent of its loss and any remainder paid to the Insured.

Optional Longer Discovery Period	4.8	At any time prior to the termination of this policy in its entirety for any reason other than termination as the result of the voluntary liquidation or dissolution of the first named Insured, the Insured may give written notice to the Company that it desires an extension of the period for discovery of loss under this policy from sixty days to one year and shall pay an additional premium for such extension.

Form 14-02-0042 (Rev. 12/88)	Page 9 of 13

Section 6. Termination Provisions

Termination as to Any Partner or Employee	6.1	This policy shall terminate as to any partner or Employee (1) immediately upon discovery by the Insured, any partner of the Insured or any elected or appointed officer of the Insured (not in collusion with such partner or Employee) of any act of Theft or other fraudulent or dishonest act by the partner or Employee, without prejudice to the loss of any property then being conveyed by the partner or Employee outside the Premises, or (2) twenty days after the receipt by the Insured of a written notice of termination from the Company, whichever first occurs.

Termination of Policy or Insuring Clause	6.2	This policy shall terminate in its entirety:
		(A)	sixty days after the receipt by the Insured of a written notice of termination from the Company;
		(B)	upon the receipt by the Company of a written notice of termination from the Insured;

		(C)	at such other time as may be agreed upon by the Company and the first named Insured;

		(D)	upon the voluntary liquidation or dissolution of the first named insured;

		(E)	upon the appointment of (1) a receiver, trustee or other fiduciary of the property of the first named Insured, or (2) a committee for the dissolution thereof; or

		(F)	as to any Insured other than the first named upon the appointment of (1) a receiver, trustee or other fiduciary of the property of said Insured or (2) a committee for the dissolution thereof;

whichever first occurs.

Any Insuring Clause or coverage for any Insured other than the first named shall terminate sixty days after the receipt by the Insured of a written notice of termination from the Company or upon the request of the Insured.

The Company shall refund the unearned premium computed at customary short rates if the policy is terminated in its entirety by the Insured. Under any other circumstances the refund shall be computed pro rata.

Termination of Prior Bonds or Policies	6.3	The taking effect of this policy shall terminate, if not already terminated, all previous liability of the Company to the Insured under bonds or policies specified in Item 8 of the Declarations of this policy. By reason of the Issuance of this policy, the prior bonds or policies shall not cover any loss not discovered and notified to the Company prior to the effective date of this policy as specified in Item 6 of the Declarations.

Form 14-02-0042 (Rev. 12/88)	Page 11 of 13

Section 7. Policy Definitions (continued)

Securities means all negotiable and non-negotiable instruments or contracts representing either Money or other property, including revenue and other stamps in current use, tokens and tickets, but not including Money.

Theft means the unlawful taking of Money, Securities or other property to the deprivation of the Insured.

Form 14-02-0042 (Rev. 12/88)	Page 13 of 13

ENDORSEMENT

Effective date of this endorsement; October 1, 2005	Company: Federal Insurance Company Endorsement No. 1 To be attached to and form a part of Policy No. 8058-8127

Issued to: Ropes & Gray LLP

AMENDED NOTICE

It is agreed that Subsection 6.2, Termination of Policy or Insuring Clause is amended by deleting (A) in its entirety and replacing it with the following:

(A) Ninety days after the receipt by the Parent Organization of a written notice or termination from the Company.

The title and any headings in this endorsement are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this policy shall remain unchanged.

Authorized Representative

14-02-0961 (12/2001)	Page 1

ENDORSEMENT

Effective date of this endorsement: October 1, 2005	Company: Federal Insurance Company Endorsement No. 3 To be attached to and form a part of Policy No. 8058-8127

Issued to: Ropes & Gray LLP

AMEND DEFINITION OF EMPLOYEE

It is agreed that the definition of employee is amended by deleting subpart (B) in its entirety and substituting the following:

(B) any ex-employee for a period not exceeding ninety (90) days following termination of such person’s services.

The title and any headings in this endorsement are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this policy shall remain unchanged.

Authorized Representative

14-02-0961(12/2001)	Page 1

ENDORSEMENT

Effective date of this endorsement: October 1, 2005	Company: Federal Insurance Company Endorsement No. 5 To be attached to and form a part of Policy No. 8058-8127

Issued to: Ropes & Gray LLP

AMEND DEFINITION OF “EMPLOYEE” ENDORSEMENT

In consideration of the premium charged, it is agreed that the Definitions are amended by adding the following to the definition of Employee:

(F)	any non-compensated natural person while performing services coming within the scope of the usual duties of an Employee and whom the Insured has the right to govern and direct in the performance of such services.

The title and any headings in this endorsement are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this policy shall remain unchanged.

Authorized Representative

14-02-3031 (11/1999)	Page 1

ENDORSEMENT

Effective date of this endorsement: October 1, 2005	Company: Federal Insurance Company Endorsement No. 7 To be attached to and form a part of Policy No. 8058-8127

Issued to: Ropes & Gray LLP

LEASED OR CONTRACT EMPLOYEES ENDORSEMENT

In consideration of the premium charged, it is agreed that the Definitions are amended by adding the following to the definition of Employee:

H    any natural person while performing services for the Insured, on Premises, but only where (i) such services come within the scope of the usual duties of an Employee of the Insured; and (II) the insured has the right to govern and direct such natural person in the performance of such services pursuant to a lease or other written contract of employment.

The title and any headings in this endorsement are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this policy shall remain unchanged.

Authorized Representative

14-02-3086A (03/2002)	Page 1

(F)	due to the Insured being induced by any fraudulent scheme, trick, device or false pretense to part with title to or possession of any Merchandise in a face to face transaction, or

(G)	of or to Money, Securities or other property as a result of kidnap/ransom or other extortion payments (as distinguished from the proceeds of a Robbery) surrendered to any person as a result of a threat to do (1) bodily harm to any person, or (2) damage to the Premises or other property owned by the Insured or held by the Insured in any capacity.

The title and any headings in this endorsement are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this policy shall remain unchanged.

Authorized Representative

14-02-3194 (5/2003) rev.	Page 2

(5)	All other terms and conditions which apply to Insuring Clause 4 also apply to Insuring Clause 6.

The title and any headings in this endorsement are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this policy shall remain unchanged.

Authorized Representative

14-02-3493A (4/2003)	Page 2

All other terms, conditions and limitations of this policy shall remain unchanged.

Authorized Representative

14-02-3495B (4/2003)	Page 2

A.	The actual market value of lost, damaged or destroyed Securities at the close of business on the business day immediately proceeding the day on which the loss is discovered, or for more than the actual cost of replacing the Securities, whichever is less, plus the cost to post any lost instrument bonds. Such costs shall be paid by the Company on behalf of the Insured (or bank in the instance of Clause 4), and the Company’s liability shall be in addition to any other liability applicable insuring clause;

5.	Under Termination Provisions, the Termination As To Any Partner Or Employee provision is amended by deleting “twenty days” and inserting “sixty days”.

6.	Under the Policy Definitions, the definition of Employee or Employees is amended by deleting Paragraph (B) in its entirety and replacing it with the following:

(B)	any ex-Employee for a period not exceeding sixty days following termination of such person’s services.

7.	The Policy Definitions are amended by adding the following:

Funds Transfer Fraud means:

(A)	Fraudulent electronic, telegraphic, cable, teletype or telephone instructions issued to a Financial Institution directing such institution to debit a Transfer Account and to transfer, pay or deliver Money and Securities from such Transfer Account which instructions purport to have been transmitted by the Insured but were in fact fraudulently transmitted by someone other than the Insured without the Insured’s knowledge or consent; or

(B)	Fraudulent written instructions (other than those described in Insuring Clause 4) issued to a Financial Institution directing such institution to debit a Transfer Account and to transfer, pay or deliver Money and Securities from such Transfer Account by use of an electronic funds transfer system at specified intervals or under specified conditions which instructions purport to have been issued by the Insured but were in fact fraudulently issued, forged or altered by someone other than the Insured without the Insured’s Knowledge or consent.

Financial Institution means:

(A)	a banking, savings or thrift institution, or

(B)	a stockbroker, mutual fund, liquid assets fund or similar investment institution,

at which the Insured maintains a Transfer Account.

Transfer Account means an account maintained by the Insured at a Financial Institution from which the Insured can initiate the transfer, payment or delivery of Money and Securities:

(A)	by means of electronic, telegraphic, cable, teletype or telephone instructions communicated directly or through an electronic funds transfer system, or

(B)	by means of written instructions (other than those described in Insuring Clause 4) establishing the conditions under which such transfers are to be initiated by such Financial Institution through an electronic funds transfer system.

14-02-3516 (11/1999)	Page 2

ENDORSEMENT

Effective date of this endorsement: October 1, 2005	Company: Federal Insurance Company Endorsement No. 12 To be attached to and form a part of Policy No. 8058-8127

Issued to: Ropes & Gray LLP

ADD INSURED(S) ENDORSEMENT

In consideration of the premium charged, it is agreed that the Name of Insured, is amended by adding the following:

RGIP, LLC.

Ropes & Gray, Ltd.

The title and any headings in this endorsement are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this policy shall remain unchanged.

Authorized Representative

14-02-6596 (4/2002)	Page 1

(D)	applicable to Insuring Clause 5, for any Investigative Costs incurred to establish the existence and amount of any covered loss or losses, either resulting from: (a) a single act or any number of such acts, regardless of when, during the period of this policy or prior thereto, such acts occurred; (b) any one casualty, or event; or (c) a single act or any number of such acts regardless of the number of instruments Involved or when, during the period of the policy or prior thereto, such acts occurred.

The title and any headings in this endorsement are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this policy shall remain unchanged.

Authorized Representative

14-02-6596 (4/2002)	Page 2

RGIP, LLC

Action by Written Consent of Managing Members

The undersigned being all of the managing members of RGIP, LLC, a Delaware limited liability company (the “Company”), hereby consent to the following actions and adopt the following votes:

VOTED:	That after considering all relevant factors, the naming of the Company as a named insured under the crime insurance policy issued by the Federal Insurance Company to Ropes & Gray LLP and the other insureds named thereunder for the one year period commencing on October 1, 2006 in the amounts listed on Annex A for an annual premium of $33,250 (the “Policy”), the Company’s share of the premium being $0.00, is approved and ratified.

VOTED:	That the amount, type, form and coverage of the Policy are approved.

VOTED:	That the participation by the Company in the Policy is in the best interests of the Company.

VOTED:	That the proposed premium for the Policy coverage described above allocated to the Company is fair and reasonable to the Company.

VOTED:	That the form, terms and provisions of the Agreement Among Joint Insureds, in the form furnished to the Managing Members of the Company are approved.

VOTED:	That Richard J. McCarthy, in his capacity as a vice president of the Company, is designated as the officer of the Company who shall make the filings and give the notices required by Rule 17g-1(g) under the Investment Company Act of 1940, as amended.

/s/ Douglass N. Ellis, Jr.
Douglass N. Ellis, Jr.

/s/ R. Bradford Malt
R. Bradford Malt

/s/ Alfred O. Rose
Alfred O. Rose

Dated: As of February 9, 2007

Annex A

Partner or Employee Theft Coverage	$5,000,000
Premises Coverage	$5,000,000
Transit Coverage	$5,000,000
Depositors Forgery Coverage	$5,000,000
Computer Theft of Merchandise Coverage	$5,000,000
Investigative Costs Coverage	$100,000
Credit Card Forgery	$100,000
Money Orders and Counterfeit Currency Charges	$1,000,000

AGREEMENT AMONG JOINT INSUREDS

THIS AGREEMENT made as of October 1, 2006 by and among RGIP, LLC, a Delaware limited liability company (the “Company”), the entities listed as signatories below and each person or entity that becomes a party hereto pursuant to Section 2 (collectively with the Company the “Insureds”).

WHEREAS, the Insureds are named insureds under a crime insurance policy issued by Federal Insurance Company (the “Insurer”), as amended, endorsed, extended or restated from time to time (the “Policy”);

WHEREAS, the Insureds desire to establish the criteria by which recoveries under the Policy shall be allocated among them;

NOW, THEREFORE, it is agreed as follows:

1. In the event that the claims of loss of the Insureds under the Policy are so related that the Insurer is entitled to assert that the claims must be aggregated, the Company shall receive an equitable and proportionate share of the recovery, but at least equal to the amount it would have received had it provided and maintained a single insured policy with the minimum coverage required under Rule 17g-1 under the Investment Company Act of 1940, as amended.

2. Each person or entity who becomes a named insured under the Policy may become a party to this Agreement by executing a joinder to this Agreement in substantially the form of Exhibit A and delivering it to Ropes & Gray LLP on behalf of itself and each other Insured c/o Ropes & Gray LLP, One International Place, Boston, Massachusetts 02110, Attention: Chief Financial Officer.

IN WITNESS WHEREOF, the parties initially party hereto have executed this Agreement as of the date first above written.

RGIP, LLC

By:	/s/ R. Bradford Malt
Managing Member

ROPES & GRAY LLP

By:	/s/ R. Bradford Malt
Partner

ROPES & GRAY, LTD

By:	/s/ G. Marshall Moriarty
Title:	Director

EXHIBIT A

JOINDER

The undersigned, which is a named insured under a crime policy issued by                                         , hereby agrees to be a party to the Agreement Among Joint Insureds dated as of                 ,         , as from time to time in effect, among RGIP, LLC and the other parties from time to time party thereto with the same force and effect as if it was a signatory thereto and was expressly named therein.

[Name of Entity/Person]

By
Title:

Dated:                     ,